1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax
www.dechert.com

STUART STRAUSS

+1 212 698 3529 Direct
+1 212 698 0452 Fax

July 21, 2016

Securities and Exchange Commission

Division of Investment Management

3 World Financial Center

New York, N.Y. 10281

Attn: Lauren Hamilton

Re:	Morgan Stanley AIP Series Trust (File No. 811-22789)
Morgan Stanley Asia-Pacific Fund, Inc. (File No. 811-08388)
Morgan Stanley California Tax-Free Daily Income Trust (File No. 811-05554)
Morgan Stanley China A Share Fund, Inc. (File No. 811-21926)
Morgan Stanley Emerging Markets Debt Fund, Inc. (File No. 811-07694)
Morgan Stanley Emerging Markets Domestic Debt Fund, Inc. (File No. 811-22011)
Morgan Stanley Emerging Markets Fund, Inc. (File No. 811-06403)
Morgan Stanley European Equity Fund Inc. (File No. 811-06044)
Morgan Stanley Global Fixed Income Opportunities Fund (File No. 811-06515)
Morgan Stanley Income Securities Inc. (File No. 811-02349)
Morgan Stanley India Investment Fund, Inc. (File No. 811-08238)
Morgan Stanley Institutional Fund, Inc. (File No. 811-05624)
Morgan Stanley Institutional Fund of Hedge Funds LP (File No. 811-10593)
Morgan Stanley Institutional Fund Trust (File No. 811-03980)
Morgan Stanley Institutional Liquidity Funds (File No. 811-21339)
Morgan Stanley Limited Duration U.S. Government Trust (File No. 811-06330)
Morgan Stanley Liquid Asset Fund Inc. (File No. 811-02575)
Morgan Stanley Mortgage Securities Trust (File No. 811-04917)
Morgan Stanley Multi Cap Growth Trust (File No. 811-07377)
Morgan Stanley New York Municipal Money Market Trust (File No. 811-05987)
Morgan Stanley Select Dimensions Investment Series (File No. 811-07185)
Morgan Stanley Tax-Free Daily Income Trust (File No. 811-03031)
Morgan Stanley U.S. Government Money Market Trust (File No. 811-03326)
Morgan Stanley U.S. Government Securities Trust (File No. 811-03870)
The Latin American Discovery Fund, Inc. (File No. 811-06574)
The Thai Fund, Inc. (File No. 811-05348)
The Universal Institutional Funds, Inc. (File No. 811-07607)
(each, a “Fund” and collectively, the “Funds”)

Dear Ms. Hamilton:

Thank you for your telephonic comments received on June 21, 2016 with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of various filings made by the Funds.  Below, we provide our responses to the Staff’s comments and describe any changes to be made to any filings in response to those comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in the next such filing, except to the extent otherwise noted.

Comment 1.        Certain funds within the Morgan Stanley Fund Complex and series thereof are marked active on EDGAR but have not filed on Form N-CSR within the most recent fiscal year. If a fund or series thereof is no longer active, please designate the fund and/or series thereof as inactive on EDGAR.

Response 1.          We hereby confirm that the inactive funds and/or series thereof within the Morgan Stanley Fund Complex will be marked as such on EDGAR.

Comment 2.        Please complete an amended N-SAR filing that includes an internal control letter with a conformed signature for the following Funds: Morgan Stanley Asia-Pacific Fund, Inc., Morgan Stanley California Tax-Free Daily Income Trust, Morgan Stanley China A Share Fund, Inc., Morgan Stanley Emerging Markets Debt Fund, Inc., Morgan Stanley Emerging Markets Domestic Debt Fund, Inc., Morgan Stanley Emerging Markets Fund, Inc., Morgan Stanley European Equity Fund Inc., Morgan Stanley Global Fixed Income Opportunities Fund, Morgan Stanley Income Securities Inc., Morgan Stanley India Investment Fund, Inc., Morgan Stanley Institutional Fund, Inc., Morgan Stanley Institutional Liquidity Funds, Morgan Stanley Mortgage Securities Trust, Morgan Stanley New York Money Municipal Money Market Trust, Morgan Stanley Tax-Free Daily Income Trust, Morgan Stanley U.S. Government Money Market Trust, Morgan Stanley U.S. Government Securities Trust, The Latin American Discovery Fund, Inc., The Thai Fund, Inc. and The Turkish Investment Fund, Inc.

Response 2.          We hereby confirm that the requested amended filing with the corrected internal control letter will be re-filed.

Comment 3.        Certain Portfolios of Morgan Stanley Institutional Fund, Inc. are not listed in the schedule of covered Funds/Portfolios on the Funds’ November 23, 2015 filing on Form 40-17G.  Please confirm that the following Portfolios of Morgan Stanley Institutional Fund, Inc. have coverage: Fundamental Multi-Cap Core Portfolio, Global Concentrated Portfolio, Global Core Portfolio and US Core Portfolio.

Response 3.          We hereby confirm that these Portfolios have coverage.  The launch of each Portfolio was approved after the November 23, 2015 filing on Form 40-17G and were approved to be added to the Funds’ fidelity bond by the Board of Morgan Stanley Institutional, Fund Inc.  These Portfolios will be reflected in the schedule of covered Funds/Portfolios in the next filing on Form 40-17G.

Comment 4.        With respect to the December 9, 2015 filing on Form N-CSR of Morgan Stanley Institutional Fund Trust, the certifications of the Fund’s principal executive officer (“PEO”) and principal financial officer (“PFO”), as required by Rule 30a-2(b) under the Investment Company Act of 1940, as amended (the “1940 Act”), are dated six days before the date of the “Report of Independent Registered Public Accounting Firm” regarding the Fund’s financial statements and included in the filing.  Please confirm that the Fund’s PEO and PFO are comfortable making the required certifications before the audit of the Registrant’s financial statements is substantially complete.

Response 4.          In this instance, the PEO and PFO had received an audit status update from the Independent Registered Public Accounting Firm and were therefore comfortable executing the certifications.

Comment 5.        Certain Funds have unfunded commitments.  Please comply with the disclosure requirements of Rule 6-04.15 of Regulation S-X by including a parenthetical reference to the accompanying Notes to the Financial Statements where commitments of the Funds are discussed.

Response 5.         The applicable Funds will incorporate this comment in future filings.

Comment 6.        Please explain what comprises the “Due From Adviser” line item in the Statement of Assets and Liabilities that was included with the The Universal Institutional Funds, Inc. Small Company Growth Portfolio’s March 9, 2016 filing on Form N-CSR.  Please also explain how often such receivables are settled for all Funds.

Response 6.          The “Due From Adviser” line item represents the amount that the Portfolio’s expenses exceeded the expense cap after fully waiving the management fee.  The reimbursement from the Adviser occurs in the same time frame as the payment of the advisory fee.  For Funds that pay advisory fees quarterly, the reimbursement occurs quarterly as is the case with The Universal Institutional Funds, Inc. Small Company Growth Portfolio.

Comment 7.        The Statement of Operations included in Morgan Stanley Institutional Fund Trust Corporate Bond Portfolio’s June 7, 2016 filing on Form N-CSRS contains a line item for “Trustees’ Fees and Expenses” of $1,000, while the Statement of Assets and Liabilities reflects an amount payable of $23,000.  Please explain the discrepancy between these two amounts and how often such payables are settled.

Response 7.          The $1,000 expense represents expenses such as retainer and meeting expenses for all Trustees of the Morgan Stanley Institutional Fund Trust Corporate Bond Portfolio.  The payable of $23,000 represents Corporate Bond Portfolio’s portion of the Deferred Compensation Plan of an independent Trustee.  This balance only gets settled if the Portfolio liquidates and/or one of the following occurs: he withdraws from the Plan, within 5 years after his retirement or upon his death.

Comment 8.        The Portfolio of Investments included in Morgan Stanley Institutional Fund, Inc. Global Real Estate Portfolio’s March 9, 2016 filing on Form N-CSR reflected that over 50% of the Portfolio’s investments were within the United States.  The section entitled “Principal Investment Strategies” of the Portfolio’s Prospectus states that, under normal circumstances, at least 80% of the Portfolio’s investments will be invested in equity securities of companies in the real estate industry, including real estate operating companies, real estate investment trusts and similar entities established outside the United States.  Please explain how the Portfolio’s geographic investment allocation is in compliance with its Principal Investment Strategies.

Response 8.          We respectfully acknowledge the comment; however, the 80% amount is with respect to investments in the real estate industry and not with respect to investments outside of the United States.  The latter clause serves to clarify that investments in the real estate industry may be in equity securities outside of the United States.

Comment 9.        The Universal Institutional Funds, Inc. Core Plus Fixed Income Portfolio’s March 9, 2016 filing on Form N-CSR indicates that the Portfolio was a party to certain credit default swap agreements.  Please confirm that the Portfolio and any other Fund which enters into such arrangements cover the full notional amount of each swap agreement where protection is sold.

Response 9.          We hereby confirm that all Funds cover the notional amount of each credit default swap agreement pursuant to which protection is sold.

Comment 10.      Note 4 to the Financial Statements of Morgan Stanley Institutional Fund, Inc. U.S. Real Estate Portfolio’s March 9, 2016 filing on Form N-CSR indicates that the Portfolio has a subscription commitment with Cabot Industrial Value Fund II, LP, of which approximately 93% of the commitment has been drawn down.  The Portfolio of Investments schedule of the Portfolio instead shows Cabot Industrial Value Fund III, LP.  Please update the schedule or footnote, as necessary.

Response 10.        We respectfully acknowledge the comment; however, both the Portfolio of Investments Schedule and Note 4 to the Financial Statements correctly reflect Cabot Industrial Value Fund II, LP.

Comment 11.      Please confirm whether the Funds have executed any trades in reliance on Rule 17a-7 under the 1940 Act.  If so, please explain why the disclosure required under ASC 850-10-50 was not included.  If such transactions have occurred, please explain why the Funds have not disclosed the transactions quantitatively and why the appropriate disclosure has not been included.  Please also confirm that all Rule 17a-7 transactions were performed in accordance with the Rule subject to appropriate Board oversight.

Response 11.        We respectfully acknowledge the comment and will include required disclosure in future Form N-CSRs.  We hereby confirm that all Rule 17a-7 transactions were performed in accordance with the Rule subject to appropriate Board oversight.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss
Stuart M. Strauss

cc:                                Joseph C. Benedetti